EXHIBIT 2

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor. For further information, you may also telephone Computershare Investor Services Inc. (the “Depositary”) (at 1-514-982-7555 or 1-800-564-6253). No securities commission or similar securities regulatory authority in Canada or any other jurisdiction has in any way passed upon the merits of or approved or disapproved these securities. Any representation to the contrary is an offence. This document does not constitute an offer or solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

BCE INC.

OFFER TO PURCHASE FOR CASH
ANY AND ALL OF THE OUTSTANDING 7.35% SERIES C NOTES DUE OCTOBER 30, 2009
ISSUED BY BCE INC.

(ISIN No. CA 05534BAJ85)

for a purchase price equal to the Canada Yield Price (as defined herein) and accrued and unpaid interest up to but excluding the closing date of the
Privatization (as defined herein).

BCE Inc. (“BCE”) offers to purchase for cash, upon the terms and subject to the conditions set forth in this circular (the “Offer to Purchase”) and in the related Letter of Acceptance and Transmittal (as defined herein), any and all of the outstanding 7.35% Series C Notes due October 30, 2009 (the “Notes”) issued by BCE. The Notes were issued pursuant to the Fifth Supplemental Trust Indenture, dated as of October 30, 2002, to the Trust Indenture dated as of November 4, 1997, as amended and supplemented from time to time, between BCE and Montreal Trust Company (the “Indenture”). Effective June 30, 2000, Computershare Trust Company of Canada (the “Trustee”) acquired the corporate trust business of Montreal Trust Company and became the trustee under the Indenture as successor to Montreal Trust Company. This offer to purchase the Notes, on the terms and conditions set forth in this Offer to Purchase and the Letter of Acceptance and Transmittal, is referred to herein as the “Offer”.

BCE is offering to purchase the Notes for a purchase price (the “Purchase Price”) equal to the Canada Yield Price and accrued and unpaid interest up to but excluding the closing date of the Privatization (the “Closing Date”). The Offer will expire at the Expiration Time (as defined herein). See “The Offer — Terms of the Offer”. As of the date of this Offer to Purchase, there was $650,000,000 aggregate principal amount of Notes outstanding.
The Offer is being made in connection with the Definitive Agreement, made as of June 29, 2007 (as amended, including by the final amending agreement dated as of July 4, 2008, the “Definitive Agreement”), between BCE and BCE Acquisition Inc. (formerly known as 6796508 Canada Inc.) (the “Purchaser”), a corporation organized by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity. According to the Definitive Agreement, the Purchaser will acquire all of the issued and outstanding common and preferred shares of BCE (the “Privatization”). The Privatization is to be completed through a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”). The Privatization is not conditional upon successful completion of the Offer.
The Offer is subject to the conditions discussed under “The Offer — Conditions of the Offer”, including the consummation of the Privatization as evidenced by a certificate of arrangement issued by the Director appointed under the CBCA in respect of the Arrangement. The Offer is not conditional on any minimum aggregate principal amount of Notes being tendered.
All Notes validly tendered in the Offer and not properly withdrawn will be, subject to the conditions of the Offer, purchased in the Offer. It is anticipated that outstanding Notes not tendered and purchased by BCE pursuant to the Offer will be redeemed pursuant to their terms, following the giving of a notice of redemption by BCE in accordance with the terms of the Indenture on or after the time of consummation of the Privatization. BCE expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Notes that remain outstanding after the closing of the Offer through open market purchases or privately negotiated transactions or otherwise, on terms that may or may not be equal to the Purchase Price, or to exercise any of its rights under the Indenture. The Notes are not listed on any securities exchange.
None of BCE, its Board of Directors, the Trustee, the Depositary, the Dealer Manager or any of their respective affiliates makes any recommendation as to whether or not holders of Notes (the “Note Holders”) should tender their Notes pursuant to the Offer.
RBC Dominion Securities Inc. is acting as dealer manager (the “Dealer Manager”) for the Offer, and Computershare Investor Services Inc. is acting as depositary (the “Depositary”) for the Offer.
YOU WILL NOT BE ABLE TO TENDER YOUR NOTES BY NOTICE OF GUARANTEED DELIVERY. IN ORDER TO PARTICIPATE IN THE OFFER, YOU MUST TENDER YOUR NOTES BY THE EXPIRATION TIME.

The Dealer Manager for the Offer is:
RBC Dominion Securities Inc.
The Depositary for the Offer is:
Computershare Investor Services Inc.

November 10, 2008

IMPORTANT INFORMATION

All of the Notes are held in book-entry form through the facilities of CDS Clearing and Depository Services Inc. (“CDS”). Therefore, registration of interests in and transfers of Notes may currently only be made through the book-entry only system administered by CDS. As such, in order to tender their Notes to the Offer, Note Holders must complete the documentation and follow the instructions provided by their broker or other nominee. Note Holders should contact their broker or other nominee for assistance. CDS will be required to complete and return the Letter of Acceptance and Transmittal provided by BCE to CDS, as the sole registered holder of the Notes (the “Letter of Acceptance and Transmittal”) in respect of all Notes tendered to the Offer by participants in the book-entry system maintained by CDS (“CDS Participants”) on behalf of Note Holders. See “The Offer — Procedures for Depositing the Notes”.

Notwithstanding any other provision of the Offer, BCE’s obligation to accept for purchase, and to pay the Purchase Price for, any Notes validly tendered and not properly withdrawn pursuant to the Offer is subject to and conditional upon the satisfaction of, or where applicable, waiver by BCE of, all conditions of the Offer described under “The Offer — Conditions of the Offer”, including the consummation of the Privatization as evidenced by a certificate of arrangement issued by the Director appointed under the CBCA in respect of the Arrangement.

All Note Holders whose Notes are deposited by CDS through their broker or other nominee hereby expressly acknowledge and agree to be bound by the terms of the Letter of Acceptance and Transmittal and that BCE may enforce such terms against such Note Holders. A copy of the Letter of Acceptance and Transmittal may be obtained at www.sedar.com or without charge from the Depositary at the address indicated on the back cover of this Offer to Purchase. See “The Offer — Persons Employed in Connection with the Offer”.

THE OFFER DOES NOT CONSTITUTE AN OFFER TO PURCHASE THE NOTES IN ANY JURISDICTION IN WHICH, OR FROM ANY PERSON FROM WHOM, IT IS UNLAWFUL TO MAKE THE OFFER UNDER APPLICABLE SECURITIES OR BLUE SKY LAWS. SUBJECT TO APPLICABLE LAW, DELIVERY OF THIS OFFER TO PURCHASE SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS OFFER TO PURCHASE OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION INCLUDED HEREIN OR IN THE AFFAIRS OF BCE, OR ITS SUBSIDIARIES OR AFFILIATES, SINCE THE DATE HEREOF.

NONE OF BCE, ITS BOARD OF DIRECTORS, THE TRUSTEE, THE DEPOSITARY, THE DEALER MANAGER OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION TO ANY NOTE HOLDERS AS TO WHETHER OR NOT TO TENDER ANY NOTES. NONE OF BCE, ITS BOARD OF DIRECTORS, THE TRUSTEE, THE DEPOSITARY, THE DEALER MANAGER OR ANY OF THEIR RESPECTIVE AFFILIATES HAS AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF ACCEPTANCE AND TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION OR GIVES ANY SUCH INFORMATION, YOU SHOULD NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY BCE, ITS BOARD OF DIRECTORS, THE TRUSTEE, THE DEPOSITARY, THE DEALER MANAGER OR ANY OF THEIR RESPECTIVE AFFILIATES.

THIS OFFER TO PURCHASE HAS NOT BEEN FILED WITH OR REVIEWED BY ANY SECURITIES COMMISSION OR SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SUCH COMMISSION OR SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

SUMMARY

This summary highlights selected information from this Offer to Purchase and does not contain all the information that may be important to Note Holders in deciding whether or not to tender their Notes. Note Holders should read the entire Offer to Purchase and the Letter of Acceptance and Transmittal before making their decision to tender their Notes. Cross references contained in this summary section will direct Note Holders to a more complete discussion of a particular topic elsewhere in this Offer to Purchase.

Who is offering to purchase my Notes?

BCE is offering to purchase the Notes. BCE is also the issuer of the Notes. The mailing address of BCE’s principal executive offices is 1000 de La Gauchetière Street West, suite 3700, Montréal, Québec H3B 4Y7. See “Available Information Regarding BCE”.

Why is BCE offering to purchase my Notes?

The purpose of the Offer is to enable BCE to acquire all of the issued and outstanding Notes. The Offer is being made in connection with the Definitive Agreement. The shareholders of BCE approved the Arrangement at a special meeting of shareholders held on September 21, 2007. Under the Arrangement, it is contemplated that the Purchaser will acquire all of the issued and outstanding common and preferred shares of BCE. The Privatization is not conditional upon successful completion of the Offer. See “The Offer — Purposes of the Offer”.

What are the securities being sought in the Offer and what is the Purchase Price?

BCE is offering to purchase, on the terms and conditions described herein and in the Letter of Acceptance and Transmittal, any and all of the outstanding Notes at the Purchase Price. The Purchase Price will be calculated using similar terms and conditions as the calculation of the amount that Note Holders would have received for their Notes had they been redeemed pursuant to the terms of the Indenture. See “The Offer — Terms of the Offer”.

If I hold a strip component of any of the Notes, including a book entry strip component held in CDS through the CARS (Coupons and Residuals) and PARS (Par Adjusted Rate Securities) Programme (“Strip Securities”), can I tender my Strip Securities to the Offer?

Strip Securities were not issued by BCE. The Offer is only being made for the Notes which have been issued by BCE. Any Notes that have been stripped into component Strip Securities must first be fully reconstituted into the underlying securities before being tendered to the Offer.

It is currently anticipated that outstanding Notes not tendered and purchased by BCE pursuant to the Offer will be redeemed pursuant to their terms, following the giving of a notice of redemption by BCE in accordance with the terms of the Indenture on or after the time of the consummation of the Privatization. BCE understands that in such event, the rules and procedures governing Strip Securities provide for an allocation of the amount of proceeds received by the registered holder of the underlying Notes to the holders of the Strip Securities. Holders of Strip Securities should refer to the prospectus under which such securities were sold for further information, including the terms, rules and procedures applicable to their Strip Securities.

How long do I have to tender my Notes?

The Offer, which is conditional on the consummation of the Privatization, will expire at the “Expiration Time”, which is 12:00 noon, Montreal time, on December 10, 2008, unless BCE, in its sole discretion or pursuant to applicable law, extends the period of time during which the Offer will remain open. The consummation of the Privatization is scheduled to occur on December 11, 2008. See “The Offer — Terms of the Offer”. If extended by BCE, the term “Expiration Time” with respect to the Offer will mean the latest time and date at which the Offer, as extended, will expire. See “The Offer — Extension of the Offer; Termination; Amendment” for a description of BCE’s right to extend, vary, terminate or amend the Offer.

How many Notes will BCE purchase?

BCE will purchase any and all of the outstanding Notes, or such lesser principal amount as is validly tendered and not properly withdrawn. See “The Offer — Terms of the Offer”.

May I tender only a portion of the Notes that I hold?

Yes. You do not have to tender all of the Notes you own to participate in the Offer. See “The Offer — Terms of the Offer”. However, it is anticipated that outstanding Notes not tendered and purchased by BCE pursuant to the Offer will be redeemed pursuant to their terms, following the giving of a notice of redemption by BCE in accordance with the terms of the Indenture on or after the time of consummation of the Privatization. BCE expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Notes that remain outstanding after the closing of the Offer through open market purchases or privately negotiated transactions or otherwise, on terms that may or may not be equal to the Purchase Price, or to exercise any of its rights under the Indenture. The Notes are not listed on any securities exchange.

How and when will I be paid?

If your Notes are purchased in the Offer, you will be paid the Purchase Price, in cash, promptly after the expiration of the Offer and the acceptance of such Notes for payment. BCE will pay the Purchase Price in Canadian dollars to the Depositary, which will act as your agent for the purpose of receiving payment from BCE and transmitting payment to you. See “The Offer — Purchase of the Notes; Payment of Purchase Price”.

What does the board of BCE think of the Offer?

Although BCE’s board of directors approved the Offer, the board of directors has not made and is not making any recommendation as to whether or not you should tender your Notes for purchase in the Offer. You must make your own decision whether to accept the Offer.

How do I tender my Notes?

All of the Notes are held in book-entry form through the facilities of CDS. Accordingly, in order to tender your Notes to the Offer, you must complete the documentation and follow the instructions provided by your broker or other nominee prior to the expiration of the Offer in the manner described under “The Offer — Procedures for Depositing the Notes”.

Can I send a Notice of Guaranteed Delivery to tender my Notes?

No. Since all of the Notes are held in book-entry form through CDS, there are no guaranteed delivery procedures for the Offer. In order to participate in the Offer, you must tender your Notes by the Expiration Time. See “The Offer — Procedures for Depositing the Notes”.

Once I have tendered the Notes, can I change my mind?

Yes. You may withdraw previously tendered Notes at any time until the Expiration Time.

Withdrawals of Notes deposited pursuant to the Offer must be effected via CDS and through your broker or other nominee. A notice of withdrawal of Notes deposited must actually be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. You should contact your broker or other nominee for assistance. See “The Offer — Withdrawal Rights”.

What are the significant conditions to the Offer?

The Offer is subject to the satisfaction of, or where applicable, waiver by BCE of, all of the conditions discussed under “The Offer — Conditions of the Offer”, including the consummation of the Privatization as evidenced by a certificate of arrangement issued by the Director appointed under the CBCA in respect of the Arrangement. The Offer is not conditional on any aggregate minimum principal amount of Notes being tendered.

Does BCE have the right to terminate the Offer?

Yes. BCE may terminate the Offer at any time prior to the Expiration Time, as such time may be extended. In the event the Offer is terminated, any Notes that have been tendered as of the time of termination will be returned without cost to the tendering Note Holder promptly after the termination of the Offer by book-entry delivery through CDS to the accounts of the applicable CDS Participants. See “The Offer — Extension of the Offer; Termination; Amendment”.

How will I be notified if the Offer is extended or terminated?

If BCE extends the Offer, BCE will make a public announcement of the extension not later than 10:00 a.m., Montreal time, on the business day after the day on which the Offer was scheduled to expire. If the Offer is terminated, BCE will make a public announcement of the termination. See “The Offer — Extension of the Offer; Termination; Amendment”.

What is the market value of the Notes as of a recent date?

The Notes are not listed on any securities exchange. For trading information regarding such securities, you should contact your broker or financial advisor. See “The Offer — Market and Recent Prices for the Notes”.

How will BCE pay for the Notes?

As of the date of payment, BCE will have a sufficient amount of funds to purchase all Notes validly tendered and accepted in the Offer and to pay all related fees and expenses. See “The Offer — Source and Amount of Funds”.

How will participation in the Offer affect my rights with respect to the Notes?

If your Notes are tendered and accepted in the Offer, you will receive the Purchase Price with respect to these Notes, and you will give up all other rights and obligations associated with ownership of such Notes. See “The Offer — Material Differences in the Rights of Note Holders as a Result of the Offer”.

If the Offer is completed and I do not participate in the Offer, how will my rights and obligations under my untendered Notes be affected?

The Offer does not affect your rights under the Indenture. Outstanding Notes that are not tendered pursuant to the Offer, or that are tendered and subsequently withdrawn or that are not validly tendered and remain outstanding after the Offer, will continue to be the obligations of BCE (or its successor following consummation of the Privatization). However, it is anticipated that outstanding Notes not tendered and purchased by BCE pursuant to the Offer will be redeemed pursuant to their terms, following the giving of a notice of redemption by BCE in accordance with the terms of the Indenture on or after the time of consummation of the Privatization. See “Available Information Regarding BCE” and “The Offer — Material Differences in the Rights of Note Holders as a Result of the Offer”.

What are the tax consequences of tendering my Notes?

Note Holders may be subject to Canadian income taxation upon the receipt of cash from BCE in exchange for the Notes tendered. All Note Holders should consult their own tax advisors regarding the Canadian income tax consequences of participating or not participating in the Offer in light of their particular circumstances, as well as the effect of any foreign, provincial, local or other laws. See “The Offer — Certain Canadian Income Tax Consequences”.

Who can I talk to if I have questions about the Offer?

You may contact Computershare Investor Services Inc., who is acting as the Depositary for the Offer, whose contact information is set out on the back cover of this Offer to Purchase. You may also contact your broker, dealer, investment advisor, or other intermediary or nominee through which your Notes are held. See also “The Offer — Persons Employed in Connection with the Offer”.

AVAILABLE INFORMATION REGARDING BCE

Additional information relating to BCE, including BCE’s most current Annual Information Form, annual and quarterly Financial Statements and related Management’s Discussion and Analysis (“MD&A”), the Prospectus Supplement dated October 25, 2002 to Short Form Base Shelf Prospectus dated August 1, 2002, which provides, among other things, a summary of the terms of the Notes under the caption “Details of the Offering”, the management proxy circular dated August 7, 2007 prepared by BCE in connection with the special meeting of shareholders held on September 21, 2007 for the consideration and approval of the Arrangement by shareholders of BCE, which provides, among other things, a description of the terms of the Definitive Agreement, and the material change report dated July 10, 2008, which provides, among other things, a description of the material terms of the final amending agreement dated as of July 4, 2008, can be found on SEDAR, at www.sedar.com. If you would like to receive a copy of the Indenture, you may contact the Depositary at its address and telephone number set forth on the back cover of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase contains forward-looking statements concerning, among other things, BCE’s objectives, plans and strategies, the Privatization, the expected redemption of the Notes following the consummation of the Privatization and the Arrangement. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws.

Unless otherwise indicated by us, forward-looking statements in this Offer to Purchase describe our expectations at the date of this Offer to Purchase. Except as may be required by Canadian securities laws, we do not undertake to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to numerous risk, uncertainties and assumptions including, without limitation, the inherent uncertainty regarding the conduct, outcome and timing of any litigation, which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our objectives, strategic priorities and business outlooks may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize. Forward-looking statements are provided in this document for the purpose of allowing Note Holders and others to get a better understanding of the terms and context of the Offer. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.

Forward-looking statements made in this Offer to Purchase are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. Factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements include: the timing and consummation of the Privatization is subject to each of the parties fulfilling their commitments under the transaction documents and to a number of terms and conditions, including, without limitation, the provisions of, and certain termination rights available to the parties under, the Definitive Agreement; the conditions to the Privatization transaction may not be satisfied in accordance with their terms, and/or the parties to the Definitive Agreement may exercise their termination rights, in which case the Privatization transaction could be modified, restructured or terminated, as applicable; the failure of the Offer to be completed for any other reason; and the amount of the costs, fees, expenses and charges relating to the Offer. Other risk factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this Offer to Purchase and in BCE’s 2007 annual MD&A dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First, Second and Third Quarter MD&As dated May 6, 2008, August 5, 2008 and October 28, 2008, respectively, as well as to the Definitive Agreement, and BCE’s management proxy circular dated August 7, 2007, which documents are incorporated by reference herein.

All references herein to “dollars” means “Canadian dollars”.

THE OFFER

1.	Purposes of the Offer

The purpose of the Offer is to enable BCE to acquire all of the issued and outstanding Notes. The Offer is being made in connection with the Definitive Agreement between BCE and the Purchaser, a corporation organized by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity. The shareholders of BCE approved the Arrangement at a special meeting of shareholders held on September 21, 2007. Under the Arrangement, it is contemplated that the Purchaser will acquire all of the issued and outstanding common and preferred shares of BCE. The Privatization is not conditional upon successful completion of the Offer.

The terms of the Definitive Agreement are described in the management proxy circular dated August 7, 2007 prepared by BCE in connection with the special meeting of shareholders held on September 21, 2007 for the consideration and approval of the Arrangement by shareholders of BCE and in the material change report dated July 10, 2008, which provides, among other things, a description of the material terms of the final amending agreement dated as of July 4, 2008. A copy of the management information circular can be obtained on BCE’s corporate website, www.bce.ca, or at www.sedar.com. See “Available Information Regarding BCE”.

2.	Terms of the Offer

Purchase Price

BCE is offering to purchase, on the terms and conditions described herein and in the Letter of Acceptance and Transmittal, any and all of the outstanding Notes, at the Purchase Price, being the Canada Yield Price and accrued and unpaid interest up to but excluding the Closing Date.

“Canada Yield Price” means a price equal to the price of the Notes, calculated at 10:00 a.m., Montreal time, on December 10, 2008, to provide a yield from and including the Closing Date to October 30, 2009 (the maturity date of the Notes) equal to the “Government of Canada Yield”, plus 0.60%.

“Government of Canada Yield” means the yield from and including the Closing Date to October 30, 2009 (the maturity date of the Notes) assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would carry on the remaining term to October 30, 2009 (the maturity date of the Notes). The “Government of Canada Yield” will be the average of the yields provided by two registered Canadian investment dealers selected by the Trustee and approved by BCE.

The Purchase Price will be calculated using similar terms and conditions as the calculation of the amount that Note Holders would have received for their Notes had they been redeemed pursuant to the terms of the Indenture.

Expiration Time

The Offer, which is conditional on the consummation of the Privatization, will expire at the “Expiration Time”, which is 12:00 noon, Montreal time, on December 10, 2008, unless BCE, in its sole discretion or pursuant to applicable law, extends the period of time during which the Offer will remain open. The consummation of the Privatization is scheduled to occur on December 11, 2008. If extended by BCE, the term “Expiration Time” with respect to the Offer will mean the latest time and date at which the Offer, as extended, will expire. See “Extension of the Offer; Termination; Amendment” for a description of BCE’s right to extend, vary, terminate or amend the Offer.

Other Terms

BCE will purchase any and all of the outstanding Notes, or such lesser principal amount as is validly tendered and not properly withdrawn. All Notes validly tendered but not purchased because the Offer is not completed will be returned without cost to the tendering Note Holder promptly after the earlier of either the termination or expiration of the Offer by book-entry delivery through CDS to the accounts of the applicable CDS Participants.

A Note Holder does not have to tender all of the Notes he owns to participate in the Offer. A Note Holder may also withdraw his Notes from the Offer by following the procedures described under “— Withdrawal Rights”.

The Offer is subject to the conditions discussed under “— Conditions of the Offer”, including the consummation of the Privatization as evidenced by a certificate of arrangement issued by the Director appointed under the CBCA in respect of the Arrangement. The Offer is not conditional on any minimum principal amount of Notes being tendered.

3.	Purchase of the Notes; Payment of Purchase Price

For purposes of the Offer, BCE will be deemed to have accepted for payment and therefore purchased Notes that are validly tendered and not properly withdrawn only when, as and if it gives notice to the Depositary of its acceptance of such Notes for payment. In the event that the Notes that are validly tendered and not properly withdrawn are not accepted for payment by BCE, such Notes shall be returned without cost to the tendering Note Holder promptly by book-entry delivery through CDS to the accounts of the applicable CDS Participants.

BCE will pay to the Depositary the Purchase Price for each of the Notes purchased pursuant to the Offer. The Depositary will act as agent for tendering Note Holders for the purpose of receiving payment from BCE and transmitting payment to the tendering Note Holders, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by the tendering Note Holders. Settlement with tendering Note Holders will be effected by the Depositary by electronic transfer of funds to CDS for the account of the CDS Participants of the tendering Note Holders.

Under no circumstances will interest accrue or be paid by BCE or the Depositary on the Purchase Price with respect to any of the Notes regardless of any delay in making payment of the Purchase Price on the part of the Depositary. In addition, if certain events occur, BCE may not be obligated to purchase the Notes in the Offer. See “— Conditions of the Offer”.

By tendering its Notes, a Note Holder agrees that a portion of the Purchase Price, equal to the accrued but unpaid interest up to but excluding the Closing Date, shall be treated as the payment of interest under the Notes.

4.	Procedures for Depositing the Notes

All of the Notes are held in book-entry form through the facilities of CDS. Accordingly, registration of interests in and transfers of Notes may currently only be made through the book-entry only system administered by CDS. As such, in order to tender their Notes to the Offer, Note Holders must complete the documentation and follow the instructions provided by their broker or other nominee. Note Holders should contact their broker or other nominee for assistance. CDS will be required to complete and return the Letter of Acceptance and Transmittal in respect of all Notes tendered to the Offer by CDS Participants on behalf of Note Holders.

All Note Holders whose Notes are deposited to the Offer on their behalf by CDS (the “Depositing Note Holders”) through their broker or other nominee hereby expressly acknowledge and agree to be bound by the terms of the Letter of Acceptance and Transmittal and that BCE may enforce such terms against such Note Holder. A copy of the Letter of Acceptance and Transmittal may be obtained at www.sedar.com or without charge from the Depositary at the address indicated on the back cover of this Offer to Purchase.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Notes and accompanying documents deposited pursuant to the Offer will be determined by BCE in its sole discretion. Depositing Note Holders agree that such determinations will be final and binding. BCE reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. BCE reserves the absolute right to waive any defect or irregularity in the deposit of any Notes and accompanying documents. There is no duty or obligation on the part of BCE, its Board of Directors, the Trustee, the Depositary or the Dealer Manager (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defects or irregularities in any deposit of Notes and no liability will be incurred by any of them for not giving any such notice. BCE’s interpretation of the terms and conditions of the Offer (including the Letter of Acceptance and Transmittal) will be final and binding.

The completion of the Letter of Acceptance and Transmittal by CDS, on behalf of the Depositing Note Holders, will constitute an agreement between CDS, on behalf of the Depositing Note Holders, and BCE in accordance with the terms and conditions of the Offer, including the following representations, warranties and covenants:

•	each Depositing Note Holder has full power and authority to deposit, sell, assign and transfer the Notes being deposited;

•	each Depositing Note Holder has received a copy of this Offer to Purchase and agrees to be bound by all the terms and conditions of the Offer, including the terms and conditions of the Letter of Acceptance and Transmittal (a copy of the Letter of Acceptance and Transmittal may be obtained at www.sedar.com or without charge from the Depositary at the address indicated on the back cover of this Offer to Purchase);

•	each Depositing Note Holder owns the Notes being deposited free and clear of all charges, liens, restrictions, claims, equitable interests and encumbrances;

•	each Depositing Note Holder has full power and authority to deposit, sell, assign and transfer the Notes being deposited, and if and when such Notes being deposited are taken up by BCE, BCE will acquire good title thereto, free and clear of all encumbrances;

•	the deposit of such Notes being deposited complies with applicable securities laws; and

•	each Depositing Note Holder will, upon BCE’s request or the request of the Depositary, as applicable, execute and deliver any additional documents necessary or desirable to complete the tender of the Notes.

Your custodian or nominee, by delivering, or causing to be delivered, the Notes to the Depositary and the Letter of Acceptance and Transmittal to the Depositary and BCE is representing and warranting that you, as owner of the Notes, have represented, warranted and agreed to each of the above.

Return of the Notes if the Offer is Not Completed

If any validly tendered Notes are not purchased because the Offer was not completed, such unpurchased Notes will be returned without cost to the tendering Note Holder promptly after the earlier of either the termination or expiration of the Offer by book-entry delivery through CDS to the accounts of the applicable CDS Participants.

5.	Withdrawal Rights

The Notes tendered in the Offer may be withdrawn at any time until the Expiration Time, which is 12:00 noon, Montreal time, on December 10, 2008, unless BCE, in its sole discretion or pursuant to applicable law, extends the period of time during which the Offer will remain open, in which case you may withdraw your Notes at any time prior to the new Expiration Time. The closing of the Privatization is scheduled to occur on December 11, 2008. Except as otherwise provided in this section, tenders of Notes are irrevocable.

Withdrawals of Notes deposited pursuant to the Offer must be effected via CDS and through a Note Holder’s broker or other nominee. A notice of withdrawal of Notes deposited must actually be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. Note Holders should contact their broker or other nominee for assistance.

Unless otherwise required or permitted by applicable law, any Notes deposited in acceptance of the Offer may also be withdrawn on behalf of the Depositing Note Holder if the Notes have not been paid for by BCE to the Depositary within three business days after having been taken up.

A Note Holder’s broker or other nominee may set deadlines for the withdrawal of Notes deposited to the Offer that are earlier than those specified above. Note Holders should contact their broker or other nominee for assistance.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any notice of withdrawal will be determined by BCE in its sole discretion, and such determinations will be final and binding. There is no duty or obligation on the part of BCE, its Board of Directors, the Trustee, the Depositary or the Dealer Manager (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defects or irregularities in any notice of withdrawal and no liability will be incurred by any of them for not giving any such notice.

If BCE is delayed in taking up or paying for Notes or is unable to take up and pay for Notes, then, without prejudice to BCE’s other rights, Notes deposited under the Offer may not be withdrawn except to the extent that depositing Note Holders are entitled to withdrawal rights as set forth in this section or pursuant to applicable law.

Any Notes withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be redeposited subsequently at or prior to the Expiration Time by following the procedures described in ‘‘— Procedures for Depositing the Notes”.

6.	Conditions of the Offer

Notwithstanding any other provision of the Offer, BCE shall have the right to withdraw or terminate the Offer (or amend the terms and conditions of the Offer), and will not be required to accept for payment, take up, purchase or pay for and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for any Notes deposited under the Offer, unless all of the following conditions are satisfied or waived by BCE at or prior to the time BCE proposes to accept Notes for take up under the Offer:

•	the Privatization has closed as evidenced by a certificate of arrangement issued by the Director appointed under the CBCA in respect of the Arrangement;

•	no action or proceeding has been threatened or instituted or is pending by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the Notes under the Offer or otherwise relates in any manner to the Offer, including the other conditions to the Offer or which, in BCE’s reasonable judgement, would or might impair a contemplated purpose of the Offer;

•	there has not been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgement, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or BCE, or any of its subsidiaries or affiliates, by any court or any authority, agency or tribunal that, in BCE’s reasonable judgement, would or might directly or indirectly:

(i)	make the acceptance for payment of, or payment for, some or all of the Notes illegal or otherwise restrict or prohibit completion of the Offer or impair a contemplated purpose or benefits of the Offer; or

(ii)	delay or restrict BCE’s ability, or render BCE unable, to accept for payment or pay for a portion or all of the Notes;

•	there shall not have occurred or be likely to occur in BCE’s reasonable judgement any event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of BCE or any of its subsidiaries or affiliates, that would or might prohibit, prevent, restrict or delay the closing of the Offer; and

•	none of the following shall have occurred:

(i)	any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada;

(ii)	the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada, whether or not mandatory;

(iii)	a declaration of a national emergency, acts of terrorism involving Canada or the commencement or material escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada;

(iv)	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in BCE’s reasonable judgement, might affect, the extension of credit by banks or other lending institutions in Canada;

(v)	any development which could, in the reasonable judgement of BCE, have a material adverse effect on the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of BCE, or any of its respective subsidiaries or affiliates;

(vi)	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(vii)	any change shall have occurred or been proposed to the Income Tax Act (Canada) (the “Tax Act”) or to the published administrative policies of the Canada Revenue Agency (“CRA”) that, in the opinion of BCE, is detrimental to BCE or a Note Holder.

The conditions to the Offer are for BCE’s sole benefit and may be asserted by it regardless of the circumstances (including any action or inaction by BCE) giving rise to any such condition and may be waived by it, in whole or in part at any time and from time to time without prejudice to any other rights which BCE may have. BCE’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination or judgement by BCE concerning the events described above will be final and binding on all parties.

7.	Extension of the Offer; Termination; Amendment

BCE reserves the right, in its sole discretion, at any time and from time to time, to extend or vary the Expiration Time or vary the Offer by giving written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Montreal, Québec. Upon the giving of such notice or other communication extending or varying the Expiration Time, the Expiration Time will be, and will be deemed to be, so extended or varied. BCE, as soon as practicable thereafter, will cause the Depositary to provide a copy of the notice, in the manner set forth in “— Notice and Delivery”, to CDS as the registered holder of all of the Notes. BCE will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable law. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Montreal, Québec.

BCE reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Notes not previously accepted for payment and paid for, by giving written notice (or other communication confirmed in writing) of such termination to the Depositary at its principal office in Montreal, Québec. Subject to applicable law, BCE may also postpone payment for the Notes if any conditions to the Offer fail to be satisfied, by giving written notice (or other communication confirmed in writing) of such termination or postponement to the Depositary at its principal office in Montreal, Québec. BCE, as soon as practicable thereafter, will cause the Depositary to provide a copy of the notice of termination or postponement, in the manner set forth in “— Notice and Delivery”, to CDS as the registered holder of all of the Notes. BCE will, as soon as practicable after such notice to the Depositary, make a public announcement of such termination or postponement. Any notice of termination or postponement will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Montreal, Québec.

Subject to compliance with applicable law, BCE further reserves the right, in its sole discretion, and regardless of whether or not any of the events or conditions described under “Conditions of the Offer” have occurred or are deemed by it to have occurred, to amend the terms and conditions of the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of the Notes or by decreasing the principal amount of the Notes being sought in the Offer. Amendments to the Offer may be made at any time and from time to time by public announcement, such announcement, in the case of an extension, to be issued no later than 10:00 a.m., Montreal time, on the next business day after the last previously scheduled or announced Expiration Time.

Without limiting the manner in which BCE may choose to make a public announcement, except as required by applicable law, it has no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through CNW or another comparable news service.

8.	Market and Recent Prices for the Notes

The Notes are not listed on any securities exchange. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. To the extent such information is available, Note Holders are urged to contact their brokers or financial advisors with respect to current information regarding the market price of the Notes.

BCE urges Note Holders to obtain current market quotations for the Notes, to the extent available, prior to making any decision with respect to the Offer.

9.	Source and Amount of Funds

The total amount of funds BCE needs to purchase all of the Notes pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $683  million (assuming 100% of the outstanding Notes are tendered and accepted for payment). As of the date of payment, BCE will have a sufficient amount of funds to purchase all Notes validly tendered and accepted in the Offer and to pay all related fees and expenses.

10.	Future Redemption and Purchases

It is anticipated that outstanding Notes not tendered and purchased by BCE pursuant to the Offer will be redeemed pursuant to their terms, following the giving of a notice of redemption by BCE in accordance with the terms of the Indenture on or after the time of the consummation of the Privatization.

The Indenture provides that BCE may, at its option, redeem at any time all, or from time to time any part, of the Notes by payment of the greater of the Canada Yield Price and the principal amount of the Notes to be redeemed, together in each case with all unpaid interest accrued up to but excluding the date fixed for redemption. Note Holders tendering their Notes to the Offer, if such Notes are accepted for payment by BCE, will receive the Purchase Price, which amount is calculated using similar terms and conditions as the calculation of the amount that Note Holders would have received for their Notes had they been redeemed pursuant to the terms of the Indenture. BCE expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Notes that remain outstanding after the closing of the Offer through open market purchases or privately negotiated transactions or otherwise, on terms that may or may not be equal to the Purchase Price, or to exercise any of its rights under the Indenture. The Notes are not listed on any securities exchange.

11.	Material Differences in the Rights of Note Holders as a Result of the Offer

Effects on the holders of Notes tendered and accepted in the Offer

If your Notes are tendered and accepted in the Offer, you will receive the Purchase Price for the Notes tendered and accepted, and will give up all other rights and obligations associated with ownership of such Notes. Please refer to the Indenture for the rights that you will forgo and obligations of which you will be relieved if you tender your Notes and the tender is accepted. See “Available Information Regarding BCE”.

Effects on holders of Notes not tendered in the Offer

Any Notes that remain outstanding after the Offer will continue to be the obligation of BCE (or its successor following the consummation of the Privatization) and will enjoy the benefits of the Indenture, including accrual of interest. You should refer to the Indenture to determine your rights under the Indenture, as well as any notices issued by BCE in respect of your rights under the Indenture. It is anticipated that outstanding Notes not tendered and purchased by BCE pursuant to the Offer will be redeemed pursuant to their terms, following the giving of a notice of redemption by BCE in accordance with the terms of the Indenture on or after the time of the consummation of the Privatization. BCE expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Notes that remain outstanding after the closing of the Offer through open market purchases or privately negotiated transactions or otherwise, on terms that may or may not be equal to the Purchase Price, or to exercise any of its rights under the Indenture. The Notes are not listed on any securities exchange.

The description of certain rights under the Indenture set forth in this Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture. See “Available Information Regarding BCE”.

12.	Certain Canadian Income Tax Consequences

In the opinion of Stikeman Elliott LLP, counsel to BCE, the following summary, as at the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a Note Holder who disposes of Notes pursuant to the Offer and who, for purposes of the Tax Act, at all relevant times, (i) is resident or deemed to be resident in Canada, (ii) holds the Notes as capital property, and (iii) deals at arm’s length with BCE and is not affiliated with BCE. Generally, Notes will be considered to be capital property to a Note Holder provided the Note Holder does not hold the Notes in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Note Holders who might not otherwise be considered to hold their Notes as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Note Holders should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Note Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act, a “specified financial institution”, or a Note Holder an interest in which is a “tax shelter investment” (all as defined in the Tax Act) or to a Note Holder to whom the “functional currency” reporting rules under the Tax Act apply. Such Note Holders should consult their own tax advisors with respect to the tax consequences to them of participating in the Offer.

This summary is based upon the facts set out in the Offer, the provisions of the Tax Act in force on the date hereof, counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary also takes into account the specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences of participating in the Offer. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any Note Holder. Note Holders should consult their own tax advisors for advice with respect to the tax consequences to them of participating in the Offer, having regard to their particular circumstances.

Disposition of Notes Pursuant to the Offer

A Note Holder who disposes of Notes pursuant to the Offer will be considered to have disposed of such Notes for proceeds of disposition equal to the Canada Yield Price (which for greater certainty does not include any accrued interest), less any portion thereof that can reasonably be considered to relate to, and does not exceed the value at the time of payment of, amounts that would have been paid or payable on the Notes as interest had the Notes not been purchased by BCE. The Note Holder will realize a capital gain (capital loss) on the disposition of the Notes equal to the amount by which the Note Holder’s proceeds of disposition, net of any reasonable costs of disposition, are greater than (less than) the adjusted cost base to the Note Holder of the Notes sold pursuant to the Offer. Upon the disposition, any interest (including accrued interest up to, but excluding, the Closing Date) paid to a Note Holder, and amounts deemed under the Tax Act to be interest, must be included in computing the income of the Note Holder, except to the extent such amount was included in the income of the Note Holder for a previous year. Any portion of the Canada Yield Price in excess of the principal amount of the Notes will be deemed to be interest to the extent that it can reasonably be considered to relate to, and does not exceed the value at the time of payment of, amounts that would have been paid or payable on the Notes as interest had the Notes not been purchased by BCE. BCE is of the view that any premium paid in excess of the principal amount of the Notes, as part of the Canada Yield Price, would relate to such amounts and would be considered to be interest.

One-half of any capital gain realized by a Note Holder on the disposition of a Note (a “Taxable Capital Gain”) will be included in the Note Holder’s income. One-half of any capital loss (“Allowable Capital Loss”) realized by a Note Holder on the disposition of a Note generally must be deducted from Taxable Capital Gains of the Note Holder for the year of disposition. Any unused Allowable Capital Losses may be carried back to any of the three preceding taxation years or forward to any subsequent taxation year, and deducted against net Taxable Capital Gains of the Note Holder in any such other year to the extent and under the circumstances described in the Tax Act.

A Note Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which will include interest and an amount in respect of Taxable Capital Gains.

Capital gains realized by an individual or by certain trusts may give rise to alternative minimum tax under the Tax Act.

13.	Notice and Delivery

Without limiting any other lawful means of giving notice, any notice that BCE or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by ordinary mail to CDS and, unless otherwise specified by applicable law, will be deemed to have been received on the first business day following mailing. These provisions apply notwithstanding any accidental omission to give notice and notwithstanding any interruption of mail services in Canada following mailing. BCE understands that, upon receipt of any such notice, CDS will provide a notice to its CDS Participants in accordance with the applicable CDS policies and procedures for the book-entry system then in effect.

14.	Persons Employed in Connection with the Offer

Depositary

Computershare Investor Services Inc. has been appointed as the Depositary for the Offer. BCE has agreed to pay the Depositary reasonable and customary fees for its services and will reimburse the Depositary for its reasonable out-of-pocket expenses. Questions and requests for assistance or requests for additional copies of this Offer to Purchase or of the Letter of Acceptance and Transmittal should be directed to the Depositary at the address or telephone number set forth on the back cover of this Offer to Purchase. The Depositary may contact Note Holders by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Notes.

Dealer Manager

BCE has engaged the services of RBC Dominion Securities Inc. to act as dealer manager in connection with the Offer to advise BCE in relation with the Offer.

15.	Miscellaneous

This Offer to Purchase will be disseminated to beneficial holders of the Notes and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on CDS’s list of beneficial Note Holders or, if applicable, who are listed as CDS Participants for subsequent transmittal to beneficial owners of Notes.

BCE is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If it becomes aware of any jurisdiction where the making of the Offer or the acceptance of Notes pursuant thereto is not in compliance with applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Note Holders in such jurisdiction.

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

* * * * *

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Registered Mail, Hand or by Courier:

100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

Attention: Corporate Actions

For Information:

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
E-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

RBC Dominion Securities Inc.

Additional copies of this Offer to Purchase, the Letter of Acceptance and Transmittal or other tender offer materials may be obtained from the Depositary for the Offer and will be furnished at the expense of BCE.

Questions and requests for assistance or additional copies hereof or the Letter of Acceptance and Transmittal should be directed to the Depositary for the Offer.

Questions and requests for information regarding the terms of the Offer should be directed to the Depositary for the Offer or to the Note Holders’ respective brokers, dealers, investment advisors or other intermediaries or nominees through which Notes may be held.